PRESS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	Erik Knettel, The Global Consulting Group Tel: +1-646-284-9415 eknettel@hfgcg.com

AudioCodes Reports Fourth Quarter and Year End 2005 Results

Quarterly Revenues Rise 3% Sequentially and 21% Year-over-Year

Lod, Israel - January 30, 2006 - AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the fourth quarter and fiscal year ended December 31, 2005.

Revenues for the fourth quarter ended December 31, 2005 were a record $30.6 million compared to $29.7 million for the quarter ended September 30, 2005 and $25.2 million for the quarter ended December 31, 2004. Fourth quarter revenues grew 3% sequentially and increased 21% compared to the fourth quarter of 2004. Net income for the fourth quarter of 2005 was $3.9 million, or $0.09 per diluted share, compared to net income of $3.5 million, or $0.08 per diluted share, in the third quarter of 2005 and $2.6 million, or $0.06 per diluted share, for the corresponding period last year.

Revenues for the year ended December 31, 2005 were a record $115.8 million compared to $82.8 million in 2004, a year-over-year increase of $33.1 million, or 40%. Net income for the year ended December 31, 2005 was $13.4 million, or $0.31 per diluted share, compared to net income of $5.0 million, or $0.12 per diluted share, in 2004.

Cash flow from operating activities was $3.4 million in the fourth quarter of 2005 and totaled $13.2 million in 2005, compared to $3.5 million in 2004.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes were $220.3 million as of December 31, 2005 compared to $217.1 million as of September 30, 2005 and $217.0 million as of December 31, 2004.

“AudioCodes had an excellent year in 2005, both strategically and financially. We grew revenue, secured strategic design wins, and executed on our initiative to develop direct relationships with service providers and be integrated into their networks.  While investing substantially in our technology, products and people and growing staff by 17%, we were able to grow net income by 168%, improve our net income margin to 11.6% from 6% in 2004, and increase cash flow from operating activities year over year by 283%,” said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes.

“Our financial achievements reflect the strength of our underlying business strategy and execution as we continue to capitalize on the growing worldwide market for VoIP networks and products. Within our networking business we experienced solid demand from service providers in access and trunking applications in wireline, wireless and cable customers, and further strengthened our position as leading vendor of VoIP media gateway and media server products across a range of densities. New meaningful design wins with service providers and leading NEPs in the fourth quarter of 2005 further validate the quality, performance and competitiveness of our offerings that continue to drive business unit growth, as well as broaden our base of partners and customers.

“Looking ahead to 2006, we continue to forecast market growth and increased demand for our products. We anticipate additional organic growth and a strengthened sales pipeline due to new customer wins and current integration activities with service providers and OEMs. Moreover, emerging interest in areas such as IMS, fixed mobile convergence, and VoIP over broadband are expected to provide further catalysts for AudioCodes’ long-term business growth,” stated Mr. Adlersberg.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on January 31, 2006 to discuss the fourth quarter and year end 2005 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at http://www.audiocodes.com.

About AudioCodes
AudioCodes Ltd. enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect(TM) -- AudioCodes' underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes' headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes' offices are located in Europe, the Far East, and Latin America. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect IPmedia and Your Gateway to VoIP are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$70,957	$166,832
Short-term bank deposits and structured notes	61,929	-
Short-term marketable securities and accrued interest	9,863	-
Trade receivables, net	17,990	14,470
Other receivables and prepaid expenses	4,891	4,608
Inventories	11,562	10,059

Total current assets	177,192	195,969

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	27,781	50,195
Long-term marketable securities	49,791	-
Investments in companies	1,112	487
Deferred tax assets	2,489	-
Severance pay funds	5,406	4,538

Total long-term investments	86,579	55,220

PROPERTY AND EQUIPMENT, NET	6,494	6,694

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	3,279	5,127

GOODWILL	18,679	9,135

Total assets	$292,223	$272,145

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$7,774	$6,541
Other payables and accrued expenses	18,620	17,981

Total current liabilities	26,394	24,522

ACCRUED SEVERANCE PAY	5,887	4,978

SENIOR CONVERTIBLE NOTES	120,836	120,660

Total shareholders' equity	139,106	121,985

Total liabilities and shareholders' equity	$292,223	$272,145

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Year ended		Three months ended
	December 31,		December 31,
	2005	2004	2005	2004
			Unaudited

Revenues	$115,827	$82,756	$30,640	$25,241

Cost of revenues	46,993	34,375	12,289	10,290

Gross profit	68,834	48,381	18,351	14,951

Operating expenses:
Research and development, net	24,415	20,009	6,456	5,526
Selling and marketing	25,944	19,891	6,960	5,545
General and administrative	6,004	4,851	1,621	1,487

Total operating expenses	56,363	44,751	15,037	12,558

Operating income	12,471	3,630	3,314	2,393
Financial income, net	2,457	2,166	949	550
Equity in losses of affiliated companies, net	(693)	(517)	(95)	(181)

Income before taxes on income	14,235	5,279	4,168	2,762
Taxes on income	799	273	264	172

Net income	$13,436	$5,006	$3,904	$2,590

Basic net earnings per share	$0.33	$0.13	$0.10	$0.07

Diluted net earnings per share	$0.31	$0.12	$0.09	$0.06

Weighted average number of shares used in computing basic net earnings per share (in thousands)	40,296	38,614	40,545	39,393

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	43,086	42,607	43,117	43,400

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,	Three months ended December 31,
	2005	2005
		Unaudited
Cash flows from operating activities:
Net income	$13,436	$3,904
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,296	872
Amortization of marketable securities premium and accretion of discount, net	143	61
Equity in losses of affiliated companies, net	693	95
Increase (decrease) in accrued severance pay, net	41	(30)
Amortization of deferred stock compensation	36	6
Amortization of senior convertible notes discount and deferred charges	195	50
Increase in accrued interest on marketable securities, bank deposits and structured notes	(736)	(545)
Increase in deferred tax assets	(2,033)	(2,033)
Increase in trade receivables, net	(3,520)	(733)
Decrease (increase) in other receivables and prepaid expenses	57	(150)
Increase in inventories	(1,503)	(1,141)
Increase in trade payables	1,233	961
Increase in other payables and accrued expenses	1,912	2,087
Other	(12)	-

Net cash provided by operating activities	13,238	3,404

Cash flows from investing activities:
Investment in short-term marketable securities	(3,051)	-
Investment in short-term bank deposits	(33,969)	-
Proceeds from sale of short-term bank deposits	3,969	3,969
Investments in companies	(1,668)	(63)
Purchase of property and equipment	(2,315)	(842)
Proceeds from sale of property and equipment	96	-
Investment in structured notes	(20,000)	-
Proceeds from structured notes called by the banks	10,000	-
Investment in long-term marketable securities	(56,009)	(11,046)
Payment for acquisition of Ai-Logix	(10,000)	-

Net cash used in investing activities	(112,947)	(7,982)

Cash flows from financing activities:
Issuance costs for senior convertible notes	(84)	-
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	3,918	296

Net cash provided by financing activities	3,834	296

Decrease in cash and cash equivalents	(95,875)	(4,282)
Cash and cash equivalents at the beginning of the period	166,832	75,239

Cash and cash equivalents at the end of the period	$70,957	$70,957